Filing under Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

Related Registration Statement File No.: 333-255120

Apex Fintech Solutions Data Highlights Gen Z’s Continued Support for Flagship Meme Stocks in the Third Quarter of 2021

Latest Apex Next Investor Outlook report shows younger investors traded on renewed interest in vaccine makers and giant retailers in Q3

November 03, 2021 08:00 AM Eastern Daylight Time

DALLAS—(BUSINESS WIRE)—Apex Fintech Solutions (“Apex”), the “fintech for fintechs” powering innovation and the future of digital wealth management, which has previously announced a merger with Northern Star Investment Corp. II (“Northern Star”) (NYSE: NSTB), today released its Q3 2021 Apex Next Investor Outlook. The report highlights the top stocks and noteworthy holdings of the rising class of Gen Z investors. Amid a quarter characterized by inflation concerns and a fits-and-starts reopening associated with the global pandemic, Apex’s data reveals younger investors maintained a bullish stance on AMC and GameStop—two of the earliest meme stocks to gain widespread popularity earlier this year. Other names within the Gen Z top 10 also held steady, including Tesla, Apple, and Amazon, hinting at the younger generation’s proclivity to provide stable support for its highest-conviction holdings. Shorter-term sentiment was evident elsewhere in the rankings, as vaccine makers Moderna and Pfizer enjoyed a nice bump upwards on the back of booster-shot momentum. Giant retailers Costco and Home Depot also climbed the rankings as Gen Z bet their healthy budgets and supply chain expertise would spell success this holiday season.

“Gen Z investors are changing the investment world in meaningful ways – and we could be in the early innings of this transformation,” said Bill Capuzzi, Chief Executive Officer of Apex. “In Q3, heavyweight meme stocks AMC and GameStop exhibited impressive staying power in Gen Z portfolios, standing right alongside more traditional mega-cap holdings, such as Apple and Amazon. As this key demographic continues to develop and express unique investment views, our team at Apex looks forward to providing ongoing data and information around these significant developments.”

The Apex Next Investor Outlook includes data of the top 100 stocks owned by millions of investors on the Apex platform. The Q3 2021 report is based on more than 1 million Gen Z accounts, in addition to more than 5 million accounts held by Millennials, Gen X and Baby Boomers.

Themes in the Q3 Apex Next Investor Outlook include:

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Vaccine stocks catch another wave - As shares of vaccine makers climbed in Q3 amid growing momentum for booster shots and vaccine mandates, Gen Z investors rekindled their interest in frontrunners Moderna and Pfizer. Moderna vaulted 27 spots to #19 while Pfizer climbed 20 spots to #45. Gen Z also took notice of Novavax (up 7 spots to #87). The company has been focused on making regulatory headway in lower-income countries after falling behind in the race for authorization in the US and Europe. Johnson & Johnson retreated 1 notch to #39. Vaccine demand—or lack thereof—is expected to have minimal effect on the company’s overall financial performance, given its choice to deploy a not-for-profit pricing model for the vaccine.

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Smooth sailing for meme stocks - Gen Z support for flagship meme stocks stayed strong in Q3. AMC kept its crown as the #1 holding and GameStop also showed staying power this quarter, holding steady at #6. Outside of consistent heavy-hitters, other meme stocks continued to make appearances within the Gen Z rankings. Camber Energy joined the list in Q3 at #10, propelled by a massive September runup in its share price. Vinco Ventures, a digital media company that recently became involved in the red-hot non-fungible token (NFT) arena, debuted at #55.

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Charting a new course for retailers - Ahead of the all-important holiday shopping season, Gen Z investors backed big-name retailers. Q3 saw notable moves in giants like Costco (up 20 spots to #31), Walmart (up 8 spots to #52), Target (up 3 spots to #53) and Home Depot (up spots 22 to #76). In the face of extraordinary shipping disruptions and logistics challenges, large retailers with sophisticated supply chains and deep pockets appeared to shine.

To see the complete list of the Apex Top 100 stocks among Gen Z investors, click here.

IMPORTANT INFORMATION

Investing is speculative, past performance is not a guide to future performance, future returns are not guaranteed, and a loss of original capital may occur. Fluctuations in exchange rates could have adverse effects on the value or price of, or income derived from, certain investments.

The views noted in this press release are solely intended for educational and informational purposes only and should not be construed as research, analysis, or a recommendation to buy or sell a particular security or product. Readers of this press release should consider whether this information is suitable for their particular investment circumstances and if appropriate, seek professional advice, including tax advice.

This summary data in this press release is comprised of specific types of accounts that met certain criteria that clear through Apex (e.g., self-directed individual accounts within a certain age range at a particular point in time). Further, the information herein is subject to change without notice. The names of financial and other firms referenced herein are not affiliated with Apex.

About Apex Fintech Solutions

Apex Fintech Solutions LLC, the “fintech for fintechs,” is the parent company of Apex Clearing Corporation, a custody and clearing platform that’s powering innovation and the future of digital wealth management, and Apex Pro, a trusted clearing partner to broker-dealers, ATS’s, routing firms, professional trading firms, hedge funds, institutions and emerging managers. We offer cryptocurrency trading and custody services through Apex Crypto LLC, a wholly owned subsidiary of Apex Fintech Solutions. Collectively, our suite of solutions creates an environment where companies with the biggest ideas in fintech are empowered to change the world. If you’ve got the guts to dream, we’ve got the guts to help you realize those dreams. As announced on February 22, 2021, Apex entered into a definitive agreement with Northern Star Investment Corp. II (“Northern Star”) (NYSE: NSTB), a publicly traded special purpose acquisition company, which would result in Apex becoming a publicly listed company, after the required approval by the stockholders of Northern Star and the fulfillment of certain other conditions set forth in the merger agreement.

For more information, visit the Apex Fintech Solutions website.

About Northern Star Investment Corp. II

Northern Star Investment Corp. II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. The management team and Board of Directors are composed of veteran consumer, media, technology, retail and finance industry executives and founders, including Joanna Coles, Chairwoman and Chief Executive Officer, and Jonathan Ledecky, President and Chief Operating Officer. Ms. Coles is a creative media and technology executive who in her previous roles as editor of two leading magazines and Chief Content Officer of Hearst Magazines developed an extensive network of relationships at the intersection of technology, fashion and beauty. Ms. Coles currently serves as a special advisor to Cornell Capital, a $7 billion private investment firm, and is on the board at Snap Inc., Sonos, Density Software, and on the global advisory board of global payments company Klarna. Mr. Ledecky is a seasoned businessman with over 35 years of investment and operational experience. He has executed hundreds of acquisitions across multiple industries and raised over $20 billion in debt and equity. He is also co-owner of the National Hockey League’s New York Islanders franchise. For additional information, please visit https://northernstaric2.com [northernstaric2.com].

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This communication is being made in respect of the proposed merger transaction involving Northern Star and Apex. On April 8, 2021 Northern Star filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus of Northern Star, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Northern Star are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Apex, Northern Star and the business combination. The definitive proxy statement/prospectus will be mailed to stockholders of Northern Star as of a record date to be established for voting on the proposed business combination. Investors and security holders are able to obtain copies of the registration statement and other documents containing important information about each of the companies, without charge, at the SEC’s web site at www.sec.gov [sec.gov].

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Northern Star, Apex and certain of their respective directors, managers and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Northern Star in favor of the approval of the business combination and related matters. Stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s Final Prospectus dated January 25, 2021, filed with the SEC on January 27, 2021, and the preliminary proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Northern Star’s participants in the solicitation, which may, in some cases, be different than those of its stockholders generally, are set forth in the preliminary proxy statement/prospectus relating to the business combination and will be set forth in the final proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Contacts

Investors:

(214) 765-1595

IR@Apexclearing.com

Media:

Jonathan Gasthalter/Carissa Felger

Gasthalter & Co.

(212) 257-4170

ApexClearing@gasthalter.com